Filed Pursuant to Rule 433

Registration No. 333-259387

June 17, 2024

Final Term Sheet
$650,000,000 5.700% Senior Notes due 2034

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Ratings*:	Moody's: Baa3 (positive outlook) S&P: BBB (stable outlook) Fitch: BBB (stable outlook)

Security Type:	Senior unsecured

Legal Format:	SEC-registered

Pricing Date:	June 17, 2024

Settlement Date (T+7):	June 27, 2024

Maturity Date:	September 15, 2034

Principal Amount:	$650,000,000

Benchmark Treasury:	UST 4.375% due May 15, 2034

Benchmark Treasury Yield:	4.273%

Spread to Benchmark Treasury:	+143 bps

Yield to Maturity:	5.703%

Coupon:	5.700%

Public Offering Price:	99.953%

Net Proceeds (after deducting the underwriting discount and estimated offering expenses):	$643.27 million

Make-Whole Call:	U.S. Treasury + 25 bps

Call at Par:	On or after June 15, 2034

Interest Payment Dates:	March 15 and September 15, beginning on March 15, 2025

CUSIP / ISIN:	72650R BP6 / US72650RBP64

Joint Book-Running Managers:	Citigroup Global Markets Inc.
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
Barclays Capital Inc.
BMO Capital Markets Corp.
BofA Securities, Inc.
CIBC World Markets Corp.
ING Financial Markets LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc. Morgan Stanley & Co. LLC Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about June 27, 2024, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. collect at 1-800-831-9146, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or Truist Securities, Inc. toll-free at 1-800-685-4786.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2